Exhibit 99.1

8 December 2004

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 8 December 2004 it purchased 500,000 of its ordinary shares at a price of 315.375p pence per ordinary share. 250,000 of these shares will be held as treasury shares and 250,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 250,000 shares and excluding treasury shares) is 523,683,982. Following the above purchase, Mitchells & Butlers plc holds 375,000 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.

ENDS